                  THIRD AMENDMENT TO FIRST AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP

         This Third Amendment to First Amended and Restated Agreement of Limited Partnership (the "Amendment") is made as of the 13th day of October, 1998, by Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust ("PREIT").

                                   Background

         PREIT is the general partner of PREIT Associates, L.P., a Delaware limited partnership (the "Limited Partnership").

         Pursuant to Sections 16.15(A) and 16.15(C) of the First Amended and Restated Agreement of Limited Partnership of PREIT Associates, L.P., dated as of September 30, 1997 (as previously amended, the "Partnership Agreement"), PREIT is authorized to amend certain sections of the Partnership Agreement in its sole discretion and without the consent of any other partner of the Limited Partnership, unless a partner in the Limited Partnership would be adversely affected by such amendment.

         PREIT has determined that this Amendment will not adversely affect any partner of the Limited Partnership.

         NOW, THEREFORE, PREIT, acting as the sole general partner of the Limited Partnership, hereby agrees as follows:

                  1. Section 6.1(A) of the Partnership Agreement is hereby amended to add a new subsection (6), to read in its entirety as follows:


                  "(6) Notwithstanding anything to the contrary herein, except as may be otherwise specifically provided in any subscription agreement, contribution agreement or other document governing the issuance of Units after the date hereof, the first distribution that is otherwise payable pursuant to Section 6.1 hereof in respect of each Unit following its issuance (the "First Distribution") shall be an amount equal to the product of (i) the distribution otherwise payable in respect of such Unit in the absence of this Section 6.1(A)(6) and
         (ii) a fraction whose numerator equals the number of days between the date of issuance of such Unit and the record date for the First Distribution, and whose denominator equals the number of days between the record date for the last distribution made prior to the date of issuance of such Unit and the record date for the First Distribution; provided that this Section 6.1(A)(6) shall not apply to Units to be issued pursuant to the Hillview Contribution Agreement, the Northeast Contribution Agreement, the Predevelopment Properties Contribution Agreement, the subscription agreement with Albert H. Marta, dated January 26, 1998, the TRO Contribution Agreement, the Purchase and Sale and Contribution Agreement dated as of September 17, 1998 among the Partnership, Edgewater Associates #3 Limited Partnership and certain other parties or to any Units issued prior to October 13, 1998."

                  2. Section 6.1(A)(5) of the Partnership Agreement is hereby amended by inserting the words "or any definitive written agreement entered into on or after October 13, 1998" after the words "TRO Contribution Agreement" at the end of such subsection.

                  3. The Partnership Agreement, as amended hereby, is hereby ratified and confirmed in all respects.


         IN WITNESS WHEREOF, PREIT has caused this Amendment to be executed by its duly authorized representative as of the date first written above.

                                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


                                   By /s/ Jonathan B. Weller
                                      -------------------------------------
                                      Name:  Jonathan B. Weller
                                      Title: President